Exhibit 99.3

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	September 30, 2016	December 31, 2015

ASSETS
Cash and cash equivalents (Note 4)	$277.6	$149.2
Short-term investments (Notes 5 & 8)	—	18.8
Receivables (Note 8)	72.4	65.1
Prepaid expenses and other (Notes 6 & 13)	34.8	41.6
Current assets	384.8	274.7

Royalty, stream and working interests, net	3,684.7	3,257.5
Investments (Notes 5 & 8)	131.7	94.8
Deferred income tax assets	23.3	16.1
Other assets (Notes 7 and 13)	26.5	31.2
Total assets	$4,251.0	$3,674.3

LIABILITIES
Accounts payable and accrued liabilities	$19.5	$18.0
Current income tax liabilities	7.7	2.8
Current liabilities	27.2	20.8

Debt (Note 13)	—	457.3
Deferred income tax liabilities	35.7	33.2
Total liabilities	62.9	511.3

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	4,654.0	3,709.0
Contributed surplus	43.2	44.3
Deficit	(292.6)	(302.2)
Accumulated other comprehensive loss	(216.5)	(288.1)
Total shareholders’ equity	4,188.1	3,163.0

Total liabilities and shareholders’ equity	$4,251.0	$3,674.3

Subsequent events (Note 17)

The accompanying notes are an integral part of these condensed consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Revenue (Note 9)	$172.0	$103.7	$454.9	$322.3

Costs and expenses
Costs of sales (Note 10)	28.0	22.4	80.1	68.8
Depletion and depreciation	72.9	49.7	206.6	150.5
(Gain) loss on sale of gold bullion (Note 16(a))	(0.7)	0.5	(2.8)	0.5
Impairment charges	—	—	—	0.1
Corporate administration (Notes 11 & 14(c))	3.8	4.0	14.9	12.2
Business development	0.5	1.0	1.1	2.8
	104.5	77.6	299.9	234.9

Operating income	67.5	26.1	155.0	87.4

Foreign exchange gain (loss) and other income (expenses) (Notes 5 & 16(a))	—	(1.2)	4.2	(2.4)
Impairment of investments	—	(1.9)	—	(1.9)
Income before finance items and income taxes	67.5	23.0	159.2	83.1

Finance items
Finance income	0.5	1.3	2.6	3.2
Finance expenses (Note 13)	(0.7)	(0.6)	(2.8)	(1.5)
Net income before income taxes	67.3	23.7	159.0	84.8

Income tax expense (Note 12)	12.9	8.5	32.3	28.8

Net income	$54.4	$15.2	$126.7	$56.0

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:

Unrealized gain (loss) in the market value of available-for-sale investments, net of income tax expense of $1.2 (2015 - income tax expense of $0.3), income tax expense of $1.7 (2015 - income tax recovery of $1.0) (Note 5)	8.1	0.1	34.7	(4.3)
Realized change in market value of available-for-sale investments	(0.2)	(1.9)	(4.5)	(2.8)
Currency translation adjustment	(4.1)	(67.3)	41.4	(141.8)
Other comprehensive income (loss)	3.8	(69.1)	71.6	(148.9)

Total comprehensive income (loss)	$58.2	$(53.9)	$198.3	$(92.9)

Basic earnings per share (Note 15)	$0.31	$0.10	$0.72	$0.36
Diluted earnings per share (Note 15)	$0.30	$0.10	$0.72	$0.36

The accompanying notes are an integral part of these condensed consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the nine months ended September 30,
	2016	2015
Cash flows from operating activities
Net income	$126.7	$56.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	206.6	150.5
Proceeds from sale of gold bullion (Note 16(b))	59.4	36.6
Acquisition of gold bullion (Note 16(b))	(47.8)	(50.9)
Impairment charges	—	0.1
Impairment of investments	—	1.9
Other non-cash items	(0.8)	0.3
Gain on sale of investments (Note 5)	(4.5)	(0.9)
Non-cash costs of sales (Note 10)	5.3	5.0
Deferred income tax expense (Note 12)	2.6	8.0
Share-based payments (Note 14(c))	3.7	4.1
Unrealized foreign exchange loss	0.3	3.0
Mark-to-market on warrants (Note 5)	—	0.3
Operating cash flows before changes in non-cash working capital	351.5	214.0
Changes in non-cash working capital:
(Increase) decrease in receivables	(7.3)	22.1
Increase in prepaid expenses and other	(1.4)	(6.8)
Increase in current liabilities	6.3	0.1
Net cash provided by operating activities	349.1	229.4

Cash flows from investing activities
Proceeds from sale of investments	24.0	24.7
Acquisition of investments	(1.6)	(96.6)
Acquisition of royalty, stream and working interests	(597.1)	(44.2)
Acquisition of oil & gas well equipment	(1.7)	(2.3)
Acquisition of property and equipment	(0.1)	—
Net cash used in investing activities	(576.5)	(118.4)

Cash flows from financing activities
Net proceeds from issuance of common shares (Note 14(a))	883.5	—
Repayment of Credit Facility (Note 13)	(460.0)	—
Credit facility amendment costs	—	(1.2)
Payment of dividends (Note 14(b))	(87.4)	(70.4)
Proceeds from exercise of stock options (Note 14(a))	16.1	0.5
Net cash provided by (used in) financing activities	352.2	(71.1)
Effect of exchange rate changes on cash and cash equivalents	3.6	(27.0)
Net change in cash and cash equivalents	128.4	12.9
Cash and cash equivalents at beginning of period	149.2	592.5
Cash and cash equivalents at end of period	$277.6	$605.4

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$2.4	$1.2
Income taxes paid	$27.1	$24.2

The accompanying notes are an integral part of these condensed consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited, in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive
	(Note 14)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2016	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0
Net income	—	—	—	126.7	126.7
Other comprehensive income	—	—	71.6	—	71.6
Total comprehensive income	—	—	—	—	198.3
Equity offering	893.9	—	—	—	893.9
Exercise of stock options	21.4	(5.3)	—	—	16.1
Share-based payments	—	4.2	—	—	4.2
Dividend reinvestment plan	29.7	—	—	—	29.7
Dividends declared	—	—	—	(117.1)	(117.1)
Balance at September 30, 2016	$4,654.0	$43.2	$(216.5)	$(292.6)	$4,188.1

Balance at January 1, 2015	$3,656.6	$45.5	$(98.8)	$(197.8)	$3,405.5
Net income	—	—	—	56.0	56.0
Other comprehensive loss	—	—	(148.9)	—	(148.9)
Total comprehensive loss	—	—	—	—	(92.9)
Exercise of stock options	1.0	(0.5)	—	—	0.5
Share-based payments	—	4.1	—	—	4.1
Dividend reinvestment plan	26.1	—	—	—	26.1
Adjustment to finance costs	0.3	—	—	—	0.3
Dividends declared	—	—	—	(96.7)	(96.7)
Balance at September 30, 2015	$3,684.0	$49.1	$(247.7)	$(238.5)	$3,246.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

FRANCO-NEVADA CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 1 – Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in silver, platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Peru, Chile and Africa. The portfolio includes approximately 340 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

a)	Basis of presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34 “Interim Financial Reporting”.  These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2015 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2015, with the exception of the voluntary change in accounting policy as described in Note 16.  These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on November 7, 2016.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

b)	New Accounting Standards Issued But Not Yet Effective

IAS 12, “Income taxes” (“IAS 12”) provides guidance on the recognition of deferred tax assets. In January 2016 the International Accounting Standards board issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company is currently assessing the impact of the amendment to IAS 12 on the consolidated financial statements.

Note 3 – Acquisitions

a)	Castle Mountain

On June 16, 2016 Franco-Nevada and NewCastle Gold Ltd. completed the restructuring of Franco-Nevada’s existing royalties at the Castle Mountain gold project in California, USA, into a single 2.65% royalty covering a larger property for C$2.2 million in cash.

In addition the Company purchased 3,636,364 common shares of NewCastle and 1,818,182 common share purchase warrants for C$1.2 million.  Each common share purchase warrant is exercisable to acquire one common share at a price of C$0.64 for a period of five years, expiring on May 9, 2021.

FRANCO-NEVADA CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

b)	Antapaccay

On February 26, 2016, the Company acquired a $500.0 million precious metal stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company will pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

All of the above acquisitions have been classified as asset acquisitions.

Note 4 – Cash and Cash Equivalents

As at September 30, 2016 and December 31, 2015, cash and cash equivalents were primarily held in interest-bearing deposits.

	At September 30, 2016	At December 31, 2015
Cash deposits	$245.5	$137.9
Term deposits	32.1	11.3
	$277.6	$149.2

Note 5 – Investments

	At September 30, 2016	At December 31, 2015
Short-term investments
Term deposits	$—	$18.8
Total short-term investments	$—	$18.8

Non-current investments
Equity investments	$103.6	$68.3
Warrants	0.5	0.1
Loan Receivable	27.6	26.4
Total Investments	$131.7	$94.8

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable from Noront acquired through the Ring of Fire transaction in 2015.  Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $4.0 million, has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined because there is no publicly available information with which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

The loan receivable has been designated as loans and receivables under IFRS and is carried at amortized cost using the effective interest rate method.

FRANCO-NEVADA CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) for the three and nine months ended September 30, 2016 and 2015 were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Mark-to market gain (loss) on equity investments	$9.3	$0.4	$36.4	$(5.3)
Deferred tax (expense) recovery in other comprehensive income (loss)	(1.2)	(0.3)	(1.7)	1.0
Unrealized gain (loss) on available-for-sale securities, net of tax	8.1	0.1	34.7	(4.3)
Reclassification for realized loss recognized in net income	(0.2)	(1.9)	(4.5)	(2.8)
	$7.9	$(1.8)	$30.2	$(7.1)

The increase in the market value of the warrants as at September 30, 2016 compared to their values at December 31, 2015 was primarily due to the acquisition of new warrants of $0.4 million, acquired in connection with the investment in NewCastle Gold Ltd. (Note 3(a)) during the second quarter of 2016 (2015 - $Nil).

Note 6 – Prepaid expenses and other

Prepaid expenses and other current assets comprise the following:

	At September 30, 2016	At December 31, 2015
Gold bullion	$12.1	$21.0
Prepaid gold	7.1	7.0
Prepaid expenses	15.0	13.6
Debt issue costs	0.6	—
	$34.8	$41.6

Note 7 – Other assets

Other assets comprise the following:

	At September 30, 2016	At December 31, 2015
Prepaid gold	$8.8	$14.1
Oil & gas well equipment, net	15.2	16.4
Furniture and fixtures, net	0.7	0.7
Debt issue costs	1.8	—
	$26.5	$31.2

Note 8 - Fair value measurements

There were no transfers between the levels of the fair value hierarchy in the three and nine months ended September 30, 2016.  There were also no changes made to any of the valuation techniques applied as of December 31, 2015.  Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

FRANCO-NEVADA CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at September 30, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$277.6	$—	$—	$277.6
Receivables from provisional gold equivalent sales	—	12.3	—	12.3
Available-for-sale equity investments	99.6	—	—	99.6
Warrants	—	0.5	—	0.5
	$377.2	$12.8	$—	$390.0

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2015	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$149.2	$—	$—	$149.2
Short-term investments	18.8	—	—	18.8
Receivables from provisional gold equivalent sales	—	9.3	—	9.3
Available-for-sale equity investments	64.5	—	—	64.5
Warrants	—	0.1	—	0.1
	$232.5	$9.4	$—	$241.9

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities, which include receivables, loan receivables, accounts payable and accrued liabilities, approximate their carrying values due to their short-term nature and historically negligible credit losses and/or fair value of collateral.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Aggregate
As at December 31, 2015	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$302.0	$302.0
Oil well equipment	—	—	16.3	16.3
	$—	$—	$318.3	$318.3

FRANCO-NEVADA CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

The valuation techniques that are used to measure fair value are as follows:

a)	Cash and cash equivalents

The fair values of cash and cash equivalents, including interest bearing deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

b)	Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

c)	Investments

The fair values of publicly-traded investments, including available-for-sale equity investments, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

d)	Royalty, stream, working interests and oil well equipment

The fair values of royalty, stream, working interests and oil well equipment are determined primarily using a market approach using unobservable discounted future cash-flows and cash-flow and revenue multiples. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 9 – Revenue

Revenue is comprised of the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Mineral royalties	$44.7	$37.6	$116.6	$106.8
Mineral streams	116.3	56.2	310.9	185.3
Sale of prepaid gold	2.7	2.1	7.7	6.6
Oil & gas interests	8.3	7.8	19.7	23.6
Total	$172.0	$103.7	$454.9	$322.3

Note 10 – Costs of sales

Costs of sales are comprised of the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Per ounce stream purchase cost	$24.0	$19.0	$70.2	$59.2
Cost of prepaid ounces	1.8	1.7	5.3	5.0
Oil & gas operating costs	1.2	1.0	2.3	2.8
Mineral production taxes	1.0	0.7	2.3	1.8
Total	$28.0	$22.4	$80.1	$68.8

FRANCO-NEVADA CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 11 – Related party disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Short-term benefits[1]	$0.6	$0.8	$2.0	$2.5
Share-based payments[2]	1.0	1.1	4.8	2.9
Total	$1.6	$1.9	$6.8	$5.4

[1]	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
[2]	Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the period.

Note 12 - Income taxes

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Current income tax expense	$12.6	$7.4	$29.7	$20.8
Deferred income tax expense	0.3	1.1	2.6	8.0
Total	$12.9	$8.5	$32.3	$28.8

Note 13 – Revolving term credit facility

The Company has a five year $1.0 billion unsecured revolving term credit facility (the “Credit Facility”). In 2015, the Company amended its Credit Facility by increasing the available credit from $500.0 million to $1.0 billion and extending the term to November 12, 2020.  Funds are drawn as 30-day LIBOR loans with the associated interest rate based on 30-day LIBOR rates plus 1.20%.

On March 7, 2016 and March 21, 2016, the Company repaid $230.0 million and $230.0 million, respectively, on the Credit Facility (2015 - $Nil).  Since March 21, 2016, no amount remains withdrawn under the Credit Facility and the entire $1.0 billion facility remains available.

The unamortized debt issue costs associated with the Credit Facility are included in prepaid expenses and other current assets in the amount of $0.6 million, and other assets in the amount of $1.8 million.

Note 14 - Shareholders’ equity

a)	Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 178,248,426 common shares) having no par value and preferred shares issuable in series (issued - nil).

On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million.  The Company recorded a deferred tax asset of $10.4 million relating to the share issue costs.

During the the three and nine months ended September 30, 2016, the Company issued 16,525 common shares (2015 - Nil) and 534,459 common shares (2015 - 29,840 common shares), respectively, upon the exercise of stock options and warrants and the vesting of restricted share units for proceeds of $0.5 million (2015 - $Nil) and $16.1 million (2015 - $0.5 million), respectively. In addition, 132,127 common shares (2015 - 227,384) and 431,618 common shares (2015 - 563,277) were issued pursuant to the terms of the Company’s Dividend Reinvestment Plan (“DRIP”) for the three and nine months ended September 30, 2016.

FRANCO-NEVADA CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

b)	Dividends

The Company declared dividends in the amount of $39.3 million (2015 - $33.1 million), or $0.22 per share (2015 - $0.21 per share) and $117.1 million (2015 - $96.7 million), or $0.65 per share (2015 - $0.62 per share), in the three and nine months ended September 30, 2016, respectively. The Company paid cash dividends in the amount of $29.9 million (2015 - $23.2 million) and $87.4 million (2015 - $70.4 million) and issued common shares pursuant to its DRIP valued at $9.4 million (2015 - $9.6 million) and $29.7 million (2015 - $26.1 million), in the three and nine months ended September 30, 2016, respectively.

c)	Stock-based payments

During the three and nine months ended September 30, 2016, an expense of $1.3 million (2015 - $1.4 million) and $3.7 million (2015 - $4.1 million) related to stock options and restricted share units has been included in corporate administration on the consolidated statements of income. The Company capitalitalized $0.1 million (2015 - $Nil) and $0.5 million (2015 - $Nil) to royalty, stream, and working interest, net, in the three and nine months ended September 30, 2016, respectively.

Note 15 – Earnings per share (“EPS”)

	For the three months ended September 30, 2016
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$54.4	178.1	$0.31
Effect of dilutive securities	—	2.1	—
Diluted EPS	$54.4	180.2	$0.30

	For the three months ended September 30, 2015
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$15.2	156.9	$0.10
Effect of dilutive securities	—	0.9	—
Diluted EPS	$15.2	157.8	$0.10

	For the nine months ended September 30, 2016
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$126.7	175.2	$0.72
Effect of dilutive securities	—	1.3	—
Diluted EPS	$126.7	176.5	$0.72

	For the nine months ended September 30, 2015
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$56.0	156.8	$0.36
Effect of dilutive securities	—	1.0	—
Diluted EPS	$56.0	157.8	$0.36

FRANCO-NEVADA CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

For the the three and nine months ended September 30, 2016, no stock options (2015 - Nil) and no warrants (2015 - 6,510,769) were excluded in the computation of diluted EPS.  Restricted share units totaling 93,955  (2015 - 85,147) were excluded from the computation of diluted EPS for the three and nine months ended September 30, 2016 due to the performance criteria for the vesting of the RSUs not being measurable as at September 30, 2016.

Note 16 – Changes to comparative presentation

The condensed consolidated interim statement of cash flows for the nine months ended September 30, 2015 reflects the retrospective application of a voluntary change in accounting policy adopted in the third quarter of 2016 to classify, in the consolidated statements of cash flows, proceeds from the sale of gold bullion as an operating activity, rather than an investing activity. The change in accounting policy was accounted for and disclosed in accordance with IAS 8, “Accounting policies, changes in accounting estimates, and errors”.

IAS 7, “Statement of Cash Flows”, defines operating activities as the principal revenue-producing activities of the entity and other activities that are not investing or financing activities. Management considers the acquisition of gold bullion, which is acquired as a result of the settlement of certain of the Company’s royalty agreements and not held as a long-term asset, to be an operating activity. As a result, the Company has reclassified the cash proceeds from the sale of such gold bullion, and any related gain or loss arising during the holding period, to be a component of operating activities. Management believes this classification to be more useful to financial statement users and, consequently, that this presentation results in reliable and more relevant information. For consistency, management has also classified any gains or losses that arise on the sale of gold bullion within operating income in the condensed consolidated interim statements of income and comprehensive income (loss) for the three and nine months ended September 30, 2016, with a reclassification out of “Other income (expenses)” in the comparable periods. Neither of these changes had an impact on the consolidated statement of financial position for the current or prior periods.

a)	The following tables outline the effects of this accounting policy change on the consolidated statements of income and comprehensive income (loss):

	For the three months ended September 30, 2015
	Previously		Current
	Reported	Reclassification	Presentation
Operating income	$26.6	(0.5)	$26.1
Foreign exchange gain (loss) and other income (expense)	(1.7)	0.5	(1.2)

	For the nine months ended September 30, 2015
	Previously		Current
	Reported	Reclassification	Presentation
Operating income	$87.9	(0.5)	$87.4
Foreign exchange gain (loss) and other income (expense)	(2.9)	0.5	(2.4)

b)	The following table outlines the effects of this accounting policy change on the consolidated statement of cash flows:

	For the nine months ended September 30, 2015
	Previously		Current
	Reported	Reclassification	Presentation
Net cash provided by operating activities	$192.8	36.6	$229.4
Net cash used in investing activities	(81.8)	(36.6)	(118.4)

FRANCO-NEVADA CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 17 – Subsequent events

a)

In October 2016, Kirkland Lake Gold Inc. (“Kirkland Lake”) exercised its option to buyback 1% of an overlying 2.5% net smelter return (“NSR”) for an aggregate cash consideration of approximately $30.5 million ($36.0 million less royalty proceeds attributable to the buyback portion of the NSR paid to Franco-Nevada prior to the date of the buyback). The NSR, which covers all of Kirkland Lake’s properties (including the Macassa mine), was acquired in October 2013 for $50.0 million.

b)

On October 27, 2016, Sibanye Gold Limited (“Sibanye”) announced it has ceased production at the Cooke 4 underground operation. Management considers the announcement of the cessation of production to be an indication that the carrying amount of the Cooke 4 mineral interest may not be recoverable. At as September 30, 2016, the carrying amount of the Cooke 4 interest amounted to $69.6 million. The Company will carry out an impairment analysis in the fourth quarter of 2016, and will recognize an impairment loss if the carrying amount exceeds the recoverable amount.

c)

On November 7, 2016, Franco-Nevada agreed to acquire a $100.0 million package of royalty rights in the STACK shale play in Oklahoma’s Anadarko basin from a private party. The two primary operators of the lands are Newfield Exploration Company and Devon Energy Corporation. The package of lands provides an estimated royalty rate of 1.61%.